UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On June 7, 2018, Collplant Holdings Ltd. (the “Company”) convened an extraordinary general meeting of its shareholders (the “Shareholders’ Meeting”) at which a proposal to approve an issuance of a pre-paid warrant to purchase ADSs of the Company to Alpha Capital Anstalt was approved in accordance with the majority required for the proposal. The proposal was described in the Company’s Notice of Extraordinary General Meeting of Shareholders and Holders of Series I and Series K Warrants dated May 3, 2018 and accompanying Proxy Statement attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on May 3, 2018.

In addition to the proposal described above, the Shareholders’ Meeting was called to approve an arrangement between the Company, its shareholders and the holders of Series I Warrants and Series K Warrants for the delisting of all of the Company’s securities from trading on the Tel Aviv Stock Exchange Ltd. pursuant to Section 350 of the Israeli Companies Law of 1999 (the “Delisting Proposal”). Due to a typographical error in the Proxy Statement with respect to the Delisting Proposal, the Shareholders’ Meeting (with respect to the Delisting Proposal) and the meetings of the Series I Warrant holders and Series K Warrant holders (that were also scheduled to be held on June 7, 2018 to approve the Delisting Proposal) have been postponed until June 21, 2018 at the same time and place as originally proposed.

In connection with the above-described postponement, the Company is furnishing a copy of a Notice to the Shareholders, Holders of Series I Warrants and Series K Warrants Shareholders dated June 7, 2018 notifying shareholders and holders of Series I Warrants and Series K Warrants of the postponement and amending the Proxy Statement. A copy of this notice is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	Notice to the Shareholders, Holders of Series I Warrants and Series K Warrants Shareholders dated June 7, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: June 7, 2018	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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